Exhibit 99.1

Lloyd I. Miller, III

4550 Gordon Drive

Naples, Florida 34102

Telephone: (239) 262-8577

Telecopier: (239) 262-8025

November 3, 2011

Via Federal Express

Emerson Radio Corp.

85 Oxford Drive

Moonachie, New Jersey 07074

Attention: Mr. Duncan Hon

Chief Executive Officer and Director

Mr. Vincent Fok

Director

Dear Mr. Hon and Mr. Fok:

As a long-term investor with current holdings of approximately 1,020,728 shares of common stock of Emerson Radio Corp. (the “Company”), I have a strong and continuing interest in the success of the Company and its business strategies.

I commend the Company’s recent enhancements to corporate governance and policies. I welcome your policy requiring review and approval of related party transactions, adopted in connection with the settlement of a shareholder derivative lawsuit, which requires that all proposed transactions between the Company and related parties be pre-approved by a majority of independent directors.

I am pleased that Mr. Hon has been elevated to a permanent role as the Chief Executive Officer. Congratulations on your continued excellent efforts.

In addition to changes in corporate policies and management structure, I have been monitoring other corporate trends and events, notably the following:

•	Over the past year, the value in the Company’s stock price has decreased more than 21%.

•	Grande Holdings Limited (Provisional Liquidators Appointed) (“Grande”) continues to claim ownership of a controlling block of the Company’s outstanding common stock.

Emerson Radio Corp.

•

A dispute is continuing between Grande and Deutsche Bank AG over a block of pledged shares of the Company’s common stock. As described in the Company’s proxy statement, the beneficial ownership of the pledged shares remains unclear, creating uncertainty among public shareholders regarding control of the Company.

I believe that continued uncertainty about Grande’s role at Emerson is holding down the stock price. To address the lagging stock price, I urge the Board and the senior management team to consider two matters, in the interests of the public shareholders.

•	First, I believe it is a good time for the Company to declare a special cash dividend as an indication that the Board of Directors is considering the interests of public shareholders.

•	Second, I would welcome an announcement by the Company that investment bankers have been hired to review strategic alternatives, including a sale of company.

I believe these actions would signal to public shareholders that the Board of Directors and senior management are seeking to enhance shareholder value and improve the Company’s stock price performance. I ask that you discuss the matters in this letter with your Board of Directors and senior management team.

Sincerely,

/s/ Lloyd I. Miller III

Lloyd I. Miller III

cc:	Board of Directors